UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities exchange Act of 1934.
                          Commission File Number 0-9286

                COCA-COLA BOTTLING CO. CONSOLIDATED SAVINGS PLAN
                ------------------------------------------------
             (Exact name of registrant as specified in its charter)

        1900 Rexford Road, Charlotte, North Carolina 28211 (704) 551-4400
        -----------------------------------------------------------------
          (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                           Plan Interests in Shares of
                Coca-Cola Bottling Co. Consolidated Common Stock
                ------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
                                      ----
    (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                    Rule 12g-4(a)(1)(i)          (X)                  Rule 12h-3(b)(1)(i)          (X)
                    Rule 12g-4(a)(1)(ii)         (  )                 Rule 12h-3(b)(1)(ii)         (  )
                    Rule 12g-4(a)(2)(i)          (  )                 Rule 12h-3(b)(2)(i)          (  )
                    Rule 12g-4(a)(2)(ii)         (  )                 Rule 12h-3(b)(2)(ii)         (  )
                                                                      Rule 15d-6                   (  )

Approximate number of holders of record as of the certification or notice date:            None *
                                                                               ------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, Coca-Cola Bottling Co. Consolidated Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  June 5, 1998                   By:          /s/  David V. Singer
                                                  ------------------------------
                                                   Name: David V. Singer
                                                   Title:Vice President and
                                                         Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Securities and Exchange Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

* The Registrant disposed of all shares of Coca-Cola Bottling Co. Consolidated Common Stock which it held, effective December 13, 1996, in connection with the Company's Dutch auction self tender.